NEWS RELEASE

August 5, 2009                                                                                                                     OTC BB: VCTZF
         Cusip# 91881202

VALCENT’S FIRST COMMERCIAL VERTICROP™ SYSTEM
 NOW OPERATIONAL

Valcent Products Inc. (the “Company”, or “Valcent”), www.valcent.net -  Valcent Products (EU) Ltd, www.valcent.eu,  the UK based wholly owned subsidiary of Valcent Products Inc., announce that their first full scale VertiCrop™ High Density Vegetable Growing System is now operational.  Constructed as a joint venture with Paignton Zoological and Environmental Park in South Devon, the final touches to the system have now been completed and the VertiCrop™ planted out with its first crop of lettuce.

Occupying a purpose built polytunnel in the centre of the Environmental Park and open to the Zoo’s  500,000 visitors on a year round basis, the Paignton VertiCrop™ is the world’s first moving vertical growing system capable of producing over 11,000 heads of lettuce or other vegetable crops every 3 to 4 weeks. Eventually the system will be planted to allow sequential harvesting to provide the Zoo with fresh vegetables daily for its many animal species.

In addition to lettuce, the VertiCrop™ will produce red chard, mizuna, mixed leaves, and a variety of herbs as well as edible flowers and fodder crops such as wheat grass and barley. The Zoo will use the VertiCrop™ system to bring greater variety to the diets of its animals as well as adding nutritional value from having these fresh crops grown on site.

Three members of the Zoo staff have been trained to operate the VertiCrop™ system, and they will be working closely with the Valcent Research Team to gather data on different plant performances, growth rates and nutritional update.  Of the trained staff, one member will be allocated two hours a day to operate and maintain the system on a rota basis.  The Paignton VertiCrop™ system has been designed to be low maintenance with computerized controls to regulate irrigation and water supply and the environment within the polytunnel. Loading and unloading of the plant trays onto the conveyor system will be fully automated to facilitate harvesting and re-planting.

The Zoo currently has large quantities of vegetables delivered to them for animal feed. Growing their own on site in the VertiCrop™ system will give them a wider variety of produce, control over nutritional value and enrich the lives of their animals, in addition to providing substantial savings in their weekly food bill.  With the VertiCrop™ operating in a continuous production cycle, the Zoo now has the capability to be self sufficient for most, if not all of their total vegetable requirements.  The Zoo estimates that this will reduce their overall feed bill by up to £100,000 per year.

Over the course of the next three months it is expected that over fifty potential commercial customers for VertiCrop™ will visit the Paignton site to see the system in operation. Representing interests from the Middle East, Asia, Australasia, North and South America as well as Europe, the viability of the system to produce vegetable crops in many different environments will be fully assessed and the Valcent team anticipates a full order book for the VertiCrop™ system by year end.

About Valcent Products Inc:

Valcent Products Inc. (OTCBB: VCTZF) develops highly innovative consumer and industrial products and processes for global markets. Valcent is a pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net and www.valcent.eu and visit and contribute to http://blog.valcent.net/ .

Contacts:
Investor Relations             Media Relations
Gerry Jardine or Mike Parker              Nancy Tamosaitis-Thompson
(800) 877-1626 or (888) 506-7979         Vorticom Public Relations
or worldwide (604) 630-2941          212.532.2208 or Nancyt@vorticom.com
info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.